Exhibit 99.2

Form of Proxy Card

PROXY
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
SCIENJOY HOLDING CORPORATION
TO BE HELD ON November 8, 2021 (Beijing Time)

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of Scienjoy Holding Corporation, a British Virgin Islands company (“SHC”), hereby appoints Xiaowu He (the “Proxy”) with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all ordinary shares, no par value, of (the “Ordinary Shares”), which the undersigned may be entitled to vote at the annual general meeting of shareholders of SHC to be held on November 8, 2021 at 10:00 am (Beijing Time) and at any adjournments or postponements thereof. Due to the COVID-19 pandemic, SHC will be holding the Annual General Meeting via teleconference using the following dial-in information:

US Toll Free	[800] 882-3610
International Toll	China TF – 4001-206115 China (N) TF – 10-800-712-2302 China (S) – 10-800-120-2302 +1 (412) – 380-2000
Participant Passcode	5908397

Such Ordinary Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the enclosed proxy statement/prospectus and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH PROPOSAL. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PRELIMINARY COPY – NOT FOR USE

PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY
IN THE ENCLOSED ENVELOPE

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE:  ☑

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES LISTED IN PROPOSAL NO. 1 AND “FOR” EACH OF PROPOSALS No. 2 AND 3.

PROPOSAL No. 1:	To elect Xiaowu He, Bo Wan, Yongsheng Liu, Hucheng Zhou, Jian Sun, Huifeng Chang and Yibing Liu to serve on the Company’s Board of Directors until the next shareholders meeting and until their successors are duly elected and qualified. This proposal is referred to as the “Directors Election Proposal” or “Proposal No. 1”.

Xiaowu He	☐ FOR	☐ AGAINST	☐ ABSTAIN
Bo Wan	☐ FOR	☐ AGAINST	☐ ABSTAIN
Yongsheng Liu	☐ FOR	☐ AGAINST	☐ ABSTAIN
Hucheng Zhou	☐ FOR	☐ AGAINST	☐ ABSTAIN
Jian Sun	☐ FOR	☐ AGAINST	☐ ABSTAIN
Huifeng Chang	☐ FOR	☐ AGAINST	☐ ABSTAIN
Yibing Liu	☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL No. 2:	To approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company as further described herein. This proposal is referred to as the “Amendment Proposal” or “Proposal No. 2.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL No. 3:	To re-designate all the existing authorized issued and unissued ordinary shares as Class A Ordinary Shares save for 2,625,058 ordinary shares issued and currently registered in the name of Heshine Holdings Limited, which shall be converted into the number of Class B Ordinary Shares. This proposal is referred to as the “Re-designation and Conversion Proposal” or “Proposal No. 3”.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN HIS DISCRETION THE PROXY IS AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

This proxy is revocable and the undersigned may revoke it at any time prior to the Annual General Meeting of Shareholders by giving written notice of such revocation to the Secretary of the Company prior to the Annual General Meeting of Shareholders or by filing with the Secretary of the Company prior to the Annual General Meeting of Shareholders a later-dated proxy. Should the undersigned be present and want to vote in person at the Annual General Meeting of Shareholders, or at any postponement or adjournment thereof, the undersigned may revoke this proxy by giving written notice of such revocation to the Secretary of the Company on a form provided at the Annual General Meeting of Shareholders.

To change the address on your account, please check the box and indicate your new address in the address space provided below ☐

SHAREHOLDER’S SIGNATURE

Signature of Shareholder	Date

Address

Signature of Shareholder	Date

Address

Note: Please sign exactly as your name or names appear on this proxy. When Ordinary Shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

IMPORTANT: PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

PRELIMINARY COPY – NOT FOR USE